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                                                                   EXHIBIT 99.13

For:            IMMEDIATE RELEASE


Contact:        Michael Hagan/Monty Houdeshell
                Furon
                714.831.5350

                Roger Pondel/Robert M. Whetstone
                Pondel Parsons & Wilkinson
                310.207.9300


                       FURON ACQUISITION OF MEDEX CLEARS
                   FEDERAL TRADING COMMISSION WAITING PERIOD

        Laguna Niguel, CA -- December 4, 1996 -- Furon Company (NYSE:FCY) said today that the waiting period under the Hart-Scott-Rodino Act for the company's planned $160 million acquisition of Medex, Inc. (Nasdaq:MDEX) has expired and that no antitrust concerns were raised by the Federal Trade Commission or the Department of Justice.

        A definitive merger agreement and tender offer have been unanimously approved by the board of directors of each company. Consummation of the tender offer is subject to customary terms and conditions, including the valid tender of at least 3,729,961 shares, representing 60% of Medex's outstanding shares at November 12, 1996. Unless extended, the tender offer will expire at midnight on December 16, 1996.

        J. Michael Hagan, Furon's chairman and chief executive officer, said "The acquisition of Medex will provide Furon with an important new distribution channel to market medical products directly to health care providers. It also represents an important step in our growth strategy that will enable us to leverage our materials technology and manufacturing capabilities in a non-cyclical business."

        Medex, based in Hilliard, Ohio, had sales of $99.3 million for its fiscal year ended June 30, 1996. The company manufactures polymer based critical care products and infusion systems for medical and surgical applications.

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        Furon, a leading international manufacturer of engineered polymer components, serves a number of industries, including health care. Furon had sales of $345 million for its fiscal year ended February 3, 1996.

        Furon is the world's leader in engineered polymer components for the industrial marketplace. The company serves five key markets: industrial process, transportation, electronics, healthcare and capital goods.

        Certain statements contained in this release are forward looking and may involve risk and uncertainties including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, and other risks disclosed in the company's Securities and Exchange Commission filings.


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